UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 25, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Facility Agreement

On December 29, 2011, Mandora Shipping Ltd (“Mandora”), a wholly owned indirect subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), entered into a facility agreement with Emporiki Bank of Greece S.A. for an amount of up to $23.0 million in order to partially finance the purchase and construction of a Kamsarmax bulk carrier scheduled to be delivered on March 30, 2012 by a South Korean shipyard. The loan is scheduled to be made to Mandora in three advances. The facility is repayable in 20 semi-annual installments of $0.8 million after the drawdown date for the final advance of the loan, with a final balloon payment of $8.0 million on the last payment date. The interest rate of the facility is based on a margin of 325 bps.

Navios Holdings is a guarantor of the obligations of Mandora under the facility agreement. Mandora and Navios Holdings are subject to certain covenants, including financial covenants, under the facility agreement. Among other events, it will be an event of default under the facility agreement if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the facility agreement. A copy of the facility agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Supplemental Indentures

On December 29, 2011, Navios Holdings entered into a Second Supplemental Indenture in order to add Mandora as a guarantor to the indenture, dated January 28, 2011, governing Navios Holdings’ 8 1/8% Senior Notes due 2019. A copy of the Second Supplemental Indenture is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.

On December 29, 2011, Navios Holdings entered into an Eighth Supplemental Indenture in order to add Mandora as a guarantor to the indenture, dated November 2, 2009, governing Navios Holdings’ 8 7/8% First Priority Ship Mortgage Notes due 2017. A copy of the Eighth Supplemental Indenture is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Exhibits

Exhibit No.	Exhibit

10.1	Facility agreement of up to $23,000,000, dated December 29, 2011.

10.2	Second Supplemental Indenture, dated as of December 29, 2011.

10.3	Eighth Supplemental Indenture, dated as of December 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/S/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer
Date: January 25, 2012